

March 11, 2008

Via Facsimile (973) 597-2407 and U.S. Mail

Allen B. Levithan, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068

RE: The Phoenix Companies
              Preliminary Proxy Statement
              Soliciting Materials filed pursuant to Rule 14a-12
              Filed March 7 and 10, 2008 by Oliver Press Partners, LLC, Oliver Press Investors,
                  LLC, Augustus K. Oliver, Clifford Press, Davenport Partners, L.P., JE
                    Partners, L.P., Oliver Press Master Fund, L.P., John Clinton and Carl Santillo
              File No. 001-16517

Dear Mr. Levithan:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

1.   Please fill in the blanks in your proxy statement.

Reasons for our Solicitation, page 5

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following:

- your disclosure in the second bullet point on page 5 that the rating downgrades "complicat[ed] the Company's efforts to generate new business on profitable terms;"

- your disclosure in the first full bullet point on page 6; and

- your disclosure in the second full bullet point on page 6.

Proposal No. 1 – Election of Directors, page 7

3.   With respect to your disclosure in this section, please tell us why you need to qualify your disclosure "to the knowledge of such persons…" What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

4.   To the extent company nominees do not agree to serve with your nominees if you are successful in your campaign, revise to indicate whether or not the remaining seats are likely to be vacant or filled by company nominees. Disclose how such vacancies would be filled and specifically discuss any plan to fill such vacancies and whether or not security holders would be included in any such plan to fill vacancies. See footnote 76 in Exchange Act Release No. 34-31326 (October 16, 1992).

Solicitation of Proxies, page 12

5.   We note that you may employ various methods to solicit proxies, including mail, facsimile, telephone, telegraph, Internet, in person, and by advertisements. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

6.   Please tell us whether the solicitation of proxies via the internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

Participants in the Solicitation, page 12

7.   Please revise your disclosure in the first paragraph of this section to state that each person named is a participant in the solicitation, instead of stating that each person may be deemed a participant. Refer to Instruction 3 to Item 4 of Schedule 14A. Make a similar revision with respect to your disclosure of beneficial ownership in the same paragraph.

Proxy Card

8.   Please revise the presentation of proposal No. 1 in the form of proxy card to comply with Rule 14a-4(d). Refer to section II.I of Exchange Act Release No. 31326 (October 16, 1992) for guidance.

Additional Soliciting Materials

9.   We note your statement that the company needs "truly independent" directors. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally with the factual foundation for your implication that the company's current directors are not independent. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Closing Information

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since you are in possession of all facts relating to the disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

        In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all

Allen B. Levithan, Esq.
Lowenstein Sandler PC
March 11, 2008
Page 4

information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        Daniel F. Duchovny
        Special Counsel
        Office of Mergers & Acquisitions